Filed Pursuant To Rule 433
                                                     Registration No. 333-131598
                                                                    May 23, 2006


Gold demand tumbles in Q1 as investment boosts price

585 words
23 May 2006
06:01
Reuters News
English
(c) 2006 Reuters Limited

NEW YORK, May 22 (Reuters) - Global demand for gold in the first quarter of 2006 totaled 835.7 tonnes, a fall of 16 percent from the year-ago quarter, as skyrocketing prices dented purchases from the jewelry sector, the World Gold Council (WGC) said on Tuesday.

Supply also decreased during 2006's first three months, although it still outweighed demand, as more gold entered the market from mines, official sector sales and old scrap metal, the industry-backed group said in a quarterly report. Available gold decreased 15 percent year-on-year to 868.4 tonnes.

"The higher price and increased volatility hurt jewelry demand, particularly in the more price sensitive markets in the developing world," said George Milling-Stanley, WGC's Manager of Investment and Market Intelligence, in an interview before the report was issued.

Spot gold [XAU=] rose steadily from about $515 an ounce at the end of 2005 to $589 in late March, which, at the time, was its highest in 25 years.

Gold has since traded to a peak of $730 -- its highest since 1980's record of $850 an ounce -- before profit-taking by investors in the last week pushed it back down toward $650.

Investment buying in gold over the last year or more has been fueled by a soft U.S. dollar, macro-economic and geopolitical tensions and growing interest in diversifying portfolios with commodities.

But worldwide jewelry consumption has suffered. Demand fell 22 percent in the first quarter versus the year-earlier quarter, to 534.8 tonnes, according to data compiled for WGC by research firm GFMC.

Global "identifiable" investment demand for gold -- either bullion or instruments backed by physical metal -- fell 6 percent in the first quarter, to
196.1 tonnes, said WGC.

However, investment in gold ETFs and similar products backed by bullion and bought by retail and institutional entities jumped 23 percent to 108.7 tonnes, the report said.

"We have evidence that investment was, in fact, up. ETFs (exchange-traded funds) did extraordinarily well," said Milling-Stanley.

"I think it's a case of, all over the world, more and more investors are demonstrating a growing appreciation for the benefits that gold brings to a balanced investment portfolio," he said.

The gold ETF with the most assets is WGC-sponsored streetTRACKS Gold Trust , which is listed on the New York Stock Exchange.

Milling-Stanley said gold's strong negative correlation with the U.S. dollar, which has been easing in recent weeks, was supportive to the metal so far this year.

"And, once gold developed some significant increased momentum toward the very end of last year and the first quarter of this year, then indeed you did get some momentum-chasing investors going in there," he said.

Meanwhile, first-quarter industrial demand rose 5 percent compared with the year ago quarter to 104.8 tonnes, WGC said.

As to global supply, WGC said that a 10-percent rise year-on-year in the quarter to 1,045 tonnes was due to less de-hedging by producers and higher official sector sales.

Mine production rose 5 percent to 606.8 tonnes, while official sector sales reached 116.3 tonnes, down 57 percent from the year-earlier period.

Gold scrap supply climbed 51 percent to 305.3 tonnes as higher gold prices encouraged more dishoarding of jewelry.



                                      *****

streetTRACKS(R) GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: streetTRACKS(R), 30th Floor, Boston, MA 02111.